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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2001 (MM/DD/YY) AND ENDING August 31, 2002 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Markets America, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 30 2002
313

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey Wall 212-752-1006
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

185 Great Neck Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstatances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

AFFIRMATION

I, Harvey A. Wall, affirm that, to my knowledge and belief, the accompanying financial statements for the year ended August 31, 2002 and supplemental schedules pertaining to Capital Markets America Inc. as of August 31, 2002 are true and correct. I further affirm that neither the corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Signature Date 10/28/02

Chairman and Chief Executive Officer
Title

Subscribed and Sworn to before me
on this 28 day of October , 2002.

ELLYSATYAWATI
01SA6069893
Notary Public, State of New York
Qualified in Kings County
My Commission Expires 02/11/06

Notary Public

CAPITAL MARKETS AMERICA, INC.
(S.E.C. I.D. NO. 8-035232)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED AUGUST 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

* * * * * * *


PROCESSING
SEC MAIL
RECEIVED
OCT 3 0 2002
SECTION
313
OPC VA

CAPITAL MARKETS AMERICA, INC.

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder Equity.
( )	(f)	Statement of Changes in Liability Subordinated to Claims of General Creditors.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Note Required).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable).
(x)	(l)	An Affirmation.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control Structure).
(x)	(o)	Auditors' Report on Internal Control Structure Required by Securities Exchange Rule 17A-5.


LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL MARKETS AMERICA, INC.

INDEX TO FINANCIAL STATEMENTS

AUGUST 31, 2002



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Capital Markets America, Inc.
420 Madison Avenue
New York, NY 10017

We have audited the following financial statements of Capital Markets America, Inc. for the year ended August 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	6
Statement of Operations	7
Statement of Cash Flows	9
Statement of Changes in Stockholder Equity	8

These financial statements and the supplemental schedules discussed below are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Capital Markets America, Inc. at August 31, 2002, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit also comprehended the following supplemental schedules of the corporation as of August 31, 2002:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c 3-1	12
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c 3-3	13

In our opinion, such supplemental schedules, when considered in relation to the basic financial statements, present fairly, in all material respects, the information shown therein in conformity with the rules under the Securities Exchange Act of 1934.

Lipner, Sofferman & Co., LLP.

Great Neck, NY
October 14, 2002

CAPITAL MARKETS AMERICA, INC.

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2002

ASSETS

Current assets:		
Cash in bank	$ 31,497	
Receivable from clearing broker (Bear Stearns)	1,038	
Securities owned, at market value	34	
Total current assets		$ 32,569
Furniture and equipment	14,807	
Less: accumulated depreciation	8,807	
		6,000
Other assets:		
Due from officer	119,725	
Security deposits	5,800	
Investment in nonmarketable securities	10,000	
Brokerage licenses	86,600	
		222,125
		$260,694

LIABILITIES AND STOCKHOLDER EQUITY

Accrued expenses and other liabilities		$ 4,150
Stockholder equity:		
Common stock, no par value, authorized 200 shares, issued 130 shares	$ 1,300	
Additional paid-in capital	485,378	
Retained earnings (deficit)	(230,134)	
		256,544
		$260,694

See accompanying notes to financial statements.



CAPITAL MARKETS AMERICA, INC.

STATEMENT OF OPERATIONS

YEAR ENDED AUGUST 31, 2002

Revenues:		
Fee income	$127,510	
		$127,510
Expenses:		
Commission expense	50,209	
Telephone	7,968	
Professional fees	15,793	
Rent	29,822	
Auto	7,976	
Regulatory fees	4,466	
Insurance	4,096	
Office expenses	9,566	
Client promotion	9,065	
Dues and subscriptions	6,094	
Utilities	547	
Depreciation	1,500	
Postage and delivery	5,074	
State and local corporation taxes	455	
Other	5,078	
		157,709
Net (loss) before income taxes		(30,199)
Provision for income taxes		-
Net (loss)		($ 30,199)

See accompanying notes to financial statements.



CAPITAL MARKETS AMERICA, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

YEAR ENDED AUGUST 31, 2002

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount		
Balance, September 1, 2001	130	$1,300	$456,978	($199,935)
Additional contribution			28,400	
Net (loss)				(30,199)
Balance, August 31, 2002	130	$1,300	$485,378	($230,134)

See accompanying notes to financial statements.



CAPITAL MARKETS AMERICA, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED AUGUST 31, 2002

Cash flows from operating activities:	
Net (loss)	($ 30,199)
Changes in operating assets and liabilities:	
Depreciation	1,500
Securities owned	507
Equipment purchase	(7,500)
Receivable from officer	116,605
Brokerage licences	(73,600)
Accrued expenses and other liabilities	(4,455)
Net cash provided by operating activities	2,858
Increase in cash	2,858
Cash, beginning	28,639
Cash, ending	$ 31,497
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

See accompanying notes to financial statements.



CAPITAL MARKETS AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED AUGUST 31, 2002

1. Summary of Significant Accounting Policies:

The company was incorporated in the State of New York on September 28, 1993 and is engaged as a securities broker dealer. Its registration with the Securities and Exchange Commission became effective March 24, 1994.

Securities transactions and related expenses are recorded on a trade date basis. The company clears all securities transactions through Bear Stearns Securities Corporation (Bear Stearns) on a fully disclosed basis.

Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

2. Income Taxes:

The company has adopted the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109. Under SFAS No. 109, deferred income taxes are recorded to reflect tax consequences on future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, if any. As of August 31, 2002, there were no such differences.

No provision has been made for federal income taxes since the company has net operating loss carryforwards of $218,629 which will expire as follows:

2010	$ 82,654
2018	45,611
2019	60,165
2021	30,199
	$218,629

No recognition has been reflected in the financial statements for any possible benefits arising from the utilization of net operating loss carryforwards due to the uncertainties concerning future net income. Such possible benefits are estimated to be approximately $62,500, with a valuation allowance of an equal amount.

3. Due From Officer:

The company has advanced $119,725 to its major shareholder. There is no provision for interest. The loan balance is payable upon demand.

4. Brokerage Licenses:

The company has a license to practice on the Pacific Coast Exchange and also has Finex and NYCE membership licenses.


LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

5. Commitments and Contingencies:

a) The company entered into a noncancellable operating lease for its office space which expires in April 2005. The annual rental is $26,400.

Future minimum payments by year under this lease are as follows:

Year Ending August 31	
2003	$ 26,400
2004	26,400
2005	8,800
Total minimum payments	$ 61,600

b) Fees: The company uses Bear Stearns to process its securities transactions and to provide custodial and other services. The company pays a fee on a per transaction basis for securities transactions and interest on balances due to Bear Stearns.

6. Net Capital Requirements:

The company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for the first year of operations). At August 31, 2002, the company had net capital of $24,414 pursuant to Rule 15c3-1 of the Securities and Exchange Commission, which was $19,414 in excess of its required net capital of $5,000. The company's net capital ratio of aggregate indebtedness to net capital was 0.17 to 1.


LS
LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL MARKETS AMERICA, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS

PURSUANT TO RULE 15c 3-1

AS OF AUGUST 31, 2002

Stockholder equity	$256,544
Total capital	256,544
Nonallowable assets and other capital charges:	
Blanket bond policy deductible	4,000
Furniture and equipment	6,000
Receivable - officer	119,725
Other assets	5,800
Nonmarketable securities	10,000
Investment in brokerage licenses	86,600
Total nonallowable assets and other capital charges	232,125
Net capital before securities haircuts	24,419
Securities haircuts (15%)	5
Net capital	$ 24,414
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 4,150
Minimum capital required (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Capital in excess of minimum requirements	$ 19,414
Ratio of aggregate indebtedness to net capital	0.17 to 1

See accompanying notes to financial statements.



CAPITAL MARKETS AMERICA, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS

FOR THE BROKERS AND DEALERS

PURSUANT TO RULE 15c3-3

AS OF AUGUST 31, 2002

Capital Markets America, Inc. is exempt from the provisions of Rule 15c3-3 under Section (k) (2) (ii) of the Securities Exchange Act of 1934, because all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See accompanying notes to financial statements.





LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Capital Markets America, Inc.
420 Madison Avenue
New York, NY 10017

In planning and performing our audit of the financial statements of Capital Markets America, Inc. for the period ended August 31, 2002, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Markets America, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by it in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

Capital Markets America, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Capital Markets America, Inc. employees are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in

the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide it with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Capital Markets America, Inc.'s practices and procedures were adequate at August 31, 2002, to meet the Commission's objectives. In addition, it was in compliance with the exemptive provisions of Rule 15c3-3 at August 31, 2002, and further, no facts came to our attention indicating that it was not in compliance with such conditions during the period from September 1, 2001 to August 31, 2002.


LS
LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

This report is intended solely for the use of Capital Markets America, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

October 14, 2002